July 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2015
Filed August 7, 2015
File No. 001-09764

Ladies and Gentlemen:

Set forth below are the responses of Harman International Industries, Incorporated (the “Company”) to comments 1 and 2 of the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 26, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K referenced above. The Company separately provided responses to comments 3 through 5 of the Comment Letter on June 6, 2016, which are currently under review by the Staff.

For your convenience, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

Form 10-K for Fiscal Year Ended June 30, 2015

General

1.	You state on pages 10 and 121 that BMW, Fiat Chrysler Automobiles, the Volkswagen Group and Toyota/Lexus are your key customers, and that these companies will continue to account for a significant portion of your net sales and net accounts receivable for the foreseeable future. We are aware of publicly available information indicating that BMW, Fiat, Volkswagen and Toyota vehicles have been sold in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including whether the referenced companies incorporate your products or technology into vehicles they have sold or sell in Syria or Sudan. Your response should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

United States Securities and Exchange Commission

Division of Corporation Finance

July 11, 2016

The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company has not during the period covered by the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 10-K”), and subsequent interim period ended March 31, 2016, and has no future plans to, directly provide any products, technologies or services to Sudan or Syria, their governments or entities they control. The Company has not directly entered into any agreements or arrangements or had other contacts with Sudan or Syria, their governments or entities they control, and the Company has no future plans to directly enter into any such agreements or arrangements, or have other contacts with Sudan or Syria, their governments or entities they control. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

The Company has not shipped any of the products it has sold to BMW, Fiat Chrysler Automobiles, the Volkswagen Group or Toyota/Lexus (the “Staff Identified Customers”) or any other automotive original equipment manufacturer customer (“OEM”) to Sudan or Syria. Two non-U.S. subsidiaries of the Company located in Germany and China have, however, obtained a limited number of product type certifications required for radio products by the regulatory authorities of Syria and Sudan for the Company’s automotive infotainment head units on behalf of certain OEM customers, two of which were Staff Identified Customers. The non-U.S. subsidiaries of the Company obtained the radio product type certifications through a non-U.S. third party consultant who had direct contact with the regulatory agencies in Syria and Sudan. These actions by the non-U.S. subsidiaries were not prohibited under any U.S. economic sanctions and export controls because they were not conducted or facilitated by the Company, any U.S. affiliates of the Company or any other U.S. person associated with the Company, either directly or indirectly, nor was there any intent by the Company to evade U.S. regulations.

In response to the Comment Letter, the Company requested sales information from each of the OEMs for which the Company’s non-U.S. subsidiaries obtained radio product type certification for the Company’s automotive infotainment head units in Syria or Sudan. One of the OEMs could not provide sales information given that the OEM did not make sales into such markets directly. The remaining OEMs provided the estimated number of vehicles sold in Syria and Sudan containing the Company’s automotive infotainment head units, which were immaterial. Based on the information provided by the OEMs, the Company estimates that 294 vehicles in the aggregate containing the Company’s products were sold into Syria and Sudan during the last three fiscal years and the subsequent interim period ended March 31, 2016. The Company also conducted a content analysis on each of the automotive infotainment head units for which the Company’s non-U.S. subsidiaries obtained radio product type certification in Syria or Sudan, which are manufactured outside the United States. Based on information available to the Company regarding the origin of the content, the Company has determined that these products do not contain ten percent (10%) or more U.S.-origin content, and therefore are not subject to U.S. export control laws. Therefore, the Company has no reason to believe that any of the OEMs for which the Company’s non-U.S. subsidiaries obtained radio product type certification are re-exporting the Company’s products contrary to U.S. export laws and regulations, or that, by the Company’s non-U.S. subsidiaries obtaining the radio product type certifications, the Company’s non-U.S. subsidiaries facilitated the re-export of products contrary to U.S. export laws and regulations.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and

United States Securities and Exchange Commission

Division of Corporation Finance

July 11, 2016

Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company acknowledges the Staff’s comment. As indicated in our response to comment 1 above, based on estimated sales information provided by the OEMs, the number of vehicles sold into Syria and Sudan containing the Company’s products was immaterial. As stated above, the Company estimates that 294 vehicles in the aggregate containing the Company’s products were sold into Syria and Sudan during the last three fiscal years and the subsequent interim period ended March 31, 2016. This represents approximately $161,000 in total sales associated with Sudan and Syria for such period, based on the average selling price of the product to the OEM multiplied by the estimated number of vehicles sold by the OEM into Syria and Sudan, which is quantitatively immaterial to the Company based on its net sales for such period of approximately $20.8 billion. For the OEM that was unable to provide sales information for Syria and Sudan, the total sales of automotive infotainment head units for which radio product type certification in Syria or Sudan was obtained was approximately $67.1 million for the last three fiscal years and the subsequent interim period ended March 31, 2016. Since total sales to this OEM were quantitatively immaterial to the Company based on its net sales during the same period of approximately $20.8 billion, any sales into Syria and Sudan also would have been immaterial to the Company. Further, based on industry reports, the Company understands that China, the United Kingdom and the United States are the largest markets for end user sales of this OEM’s vehicles. Therefore, the Company believes that a large portion of the vehicles containing the Company’s automotive infotainment head units were sold outside of Syria and Sudan.

The Company also does not believe that the indirect contacts its non-U.S. subsidiaries had in connection with the radio product type certifications is material in qualitative terms, nor do such contacts present a material investment risk for the Company’s security holders. The Company believes these indirect contacts were in compliance with U.S. export controls and sanctions laws because no U.S. person authorized the exportation, re-exportation, sale, or supply, directly or indirectly, of products into Syria or Sudan. The Company does not believe that the lawful and permissible activities described above would be viewed negatively by investors or the public. The Company is aware that certain state and municipal governments, universities and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to the Company’s knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities, nor have we received any communications from any of our major stockholders questioning our activities or indicating that they are considering divestment initiatives. Thus, given what the Company believes are de minimis sales into Sudan and Syria by its OEM customers, the Company does not believe that these business activities have or should materially impact decisions with respect to an investment in the Company’s securities.

* * * *

United States Securities and Exchange Commission

Division of Corporation Finance

July 11, 2016

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3829, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Todd A. Suko

Todd A. Suko

Executive Vice President and General Counsel

cc:	Securities and Exchange Commission
Kathryn Jacobson
Robert Littlepage
Lahdan Rahmati

Harman International Industries, Incorporated

Sandra E. Rowland

Jennifer Peter

Heather DeGregorio